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Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-149854

PROSPECTUS

American Equity
Investment Life Holding Company

3,240,495 SHARES OF COMMON STOCK

under the

NMO DEFERRED STOCK COMPENSATION PLANS

        This prospectus relates to the distribution, from time to time, at our direction, of up to 3,240,495 shares of our common stock, $1 par value per share, pursuant to the terms of the American Equity Investment NMO Deferred Stock Compensation Plans (the "Plans"). The shares of our common stock will be distributed to our independent insurance agents and brokers who have earned stock credits under the Plans (each, a "Participant" and together, the "Participants"). See "Description of the Plans."

        Our common stock is listed on the New York Stock Exchange under the symbol "AEL." On May 2, 2008, the closing price of our common stock as reported on the NYSE was $9.91.

        See "Risk Factors" beginning on page 1 of this prospectus for a discussion of risk factors you should consider before making your investment decision.

        Neither the Securities and Exchange Commission, any state securities commission, the Iowa Commissioner of Insurance nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 5, 2008.

        You should rely only on the information contained in this prospectus and the information to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to distribute these securities. The information in this prospectus may only be accurate on the date of this document. Our business, financial condition, results of operations or prospects may have changed since that date.

        All references to "we," "us," "our" or "American Equity" in this prospectus are to American Equity Investment Life Holding Company.

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AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

        We are a full service underwriter of a broad array of annuity and insurance products through our two life insurance subsidiaries, American Equity Investment Life Insurance Company ("American Equity Life") and American Equity Investment Life Insurance Company of New York. Our business consists primarily of the sale of index and fixed rate annuities and, accordingly, we have only one business segment. Our business strategy is to focus on our annuity business and earn predictable returns by managing investment spreads and investment risk. We are currently licensed to sell our products in 50 states and the District of Columbia.

        Our executive offices are located at 5000 Westown Parkway, Suite 440, West Des Moines, IA 50266, and our telephone number is (515) 221-0002. Our web site address is www.american-equity.com. Information contained on our website is not incorporated by reference in and does not constitute a part of this prospectus.

RISK FACTORS

Our ability to meet our payment obligations is dependent upon distributions from our subsidiaries, but our subsidiaries' ability to make distributions is limited by law and several contractual agreements.

        We are a holding company and our principal assets are the shares of the capital stock and surplus notes of our life insurance subsidiaries. As a holding company without independent means of generating operating revenues, we depend on investment advisory fees, dividends, interest on surplus notes and other payments from our life insurance subsidiaries to fund our obligations and meet our cash needs, including to pay dividends on our common stock.

        We have a $150 million revolving line of credit agreement with eight banks. The transfer of funds by American Equity Life is restricted by certain covenants in our line of credit facility which, among other things, requires American Equity Life to maintain a minimum risk-based capital ratio of 200%. Under the most restrictive of these limitations, $99.1 million of our earned surplus at December 31, 2007 was available for distribution by American Equity Life to us in the form of dividends or other distributions. As of December 31, 2007, there was $5 million outstanding under the revolving line of credit. In the future, we may incur additional indebtedness under the line of credit facility, among other reasons, to implement our share repurchase plan.

        The payment of dividends or distributions, including surplus note payments, by our life insurance subsidiaries is subject to regulation by each subsidiary's state of domicile's insurance department. Our life insurance subsidiaries are domiciled in Iowa and New York. Currently, our life insurance subsidiaries may pay dividends or make other distributions without the prior approval of their state of domicile's insurance department, unless such payments, together with all other such payments within the preceding twelve months, exceed, in Iowa, the greater of, and in New York, the lesser of (1) the life insurance subsidiary's net gain from operations for the preceding calendar year or (2) 10% of the life insurance subsidiary's statutory surplus at the preceding December 31. In addition, dividends and surplus note payments may be made only out of earned surplus, and all surplus note payments are subject to prior approval by regulatory authorities. American Equity Life had $159.6 million of statutory earned surplus at December 31, 2007.

        The maximum distribution permitted by law or contract is not necessarily indicative of an insurer's actual ability to pay such distributions, which may be constrained by business and regulatory considerations, such as the impact of such distributions on surplus, which could affect the insurer's ratings or competitive position, the amount of premiums that can be written and the ability to pay future dividends or make other distributions. Further, state insurance laws and regulations require that the statutory surplus of our life subsidiaries following any dividend or distribution must be reasonable in relation to their outstanding liabilities and adequate for their financial needs.

        Although we believe our current sources of funds provide adequate cash flow to us to meet our current and reasonably foreseeable future obligations, there can be no assurance that we will continue to have access to these sources in the future.

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell the shares of our common stock when you want or at prices you find attractive.

        The price of our common stock on the New York Stock Exchange constantly changes. We expect that the market price of our common stock will continue to fluctuate.

        The market price of our common stock may fluctuate in response to numerous factors, many of which are beyond our control. These factors include the following:

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  actual or anticipated fluctuations in our operating results;

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  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

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  the operating and stock performance of our competitors;

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  announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

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  changes in interest rates;

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  general domestic or international economic, market and political conditions;

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  additions or departures of key personnel; and

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  future sales of our common stock.

        In addition, the stock markets from time to time experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

Future sales of our common stock or equity-related securities in the public market, including sales of our common stock in short sales transactions, could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

        Sales of significant amounts of our common stock or equity-related securities in the public market, or the perception that such sales will occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of shares of our common stock or the availability of shares of our common stock for future sale, including sales of our common stock in short sales transactions, will have on the trading price of our common stock.

Anti-takeover provisions affecting us could make it difficult for a third party to acquire our company.

        Our articles of incorporation, as amended, our second amended and restated bylaws and Iowa law contain anti-takeover provisions that could have the effect of delaying or preventing changes in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions without the concurrence of our management or board of directors. The provisions in our charter documents include the following:

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  our amended articles of incorporation provide for a classified board of directors pursuant to which our directors are divided into three classes, with three-year staggered terms;

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  our amended articles of incorporation provide our board of directors the ability to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without shareholder approval;

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  our bylaws provide that shareholder action may be taken only at a special or regular meeting or by written consent signed by the holders of outstanding shares having not less than 90% of the votes entitled to be cast at a meeting at which all shares entitled to vote on the action were present and voted;

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  our bylaws limit our shareholders' ability to make proposals at shareholder meetings; and

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  our bylaws establish advance notice procedures for nominating candidates to our board of directors.

        We are subject to certain Iowa laws that could have similar effects. One of these laws, Section 490.1110 of the Iowa Business Corporation Act, prohibits us from engaging in a business combination with any interested shareholder for a period of three years from the date the person became an interested shareholder unless certain conditions are met.

        The foregoing provisions may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices of our common stock and also could limit the price that investors are willing to pay in the future for shares of our common stock.

FORWARD-LOOKING STATEMENTS

        This prospectus (including the information incorporated by reference) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, trend analyses and other information contained in this prospectus and elsewhere (such as in filings by us with the Securities and Exchange Commission, press releases, presentations by us or our management or oral statements) relative to markets for our products and trends in our operations or financial results, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions, constitute forward-looking statements. We caution that these statements may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, we cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements.

        Factors that could contribute to these differences include, among other things:

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  general economic conditions and other factors, including prevailing interest rate levels and stock and credit market performance which may affect (among other things) our ability to sell our products, our ability to access capital resources and the costs associated therewith, the market value of our investments and the lapse rate and profitability of policies;

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  customer response to new products and marketing initiatives;

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  changes in the Federal income tax laws and regulations which may affect the relative income tax advantages of our products;

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  increasing competition in the sale of annuities;

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  regulatory changes or actions, including those relating to regulation of financial services affecting (among other things) bank sales and underwriting of insurance products and regulation of the sale, underwriting and pricing of products; and

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  the risk factors or uncertainties listed from time to time in our filings with the Securities and Exchange Commission that are incorporated by reference in this prospectus.

        You should not place undue reliance on any forward-looking statements. Forward-looking information is intended to reflect opinions as of the date of this prospectus. Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements described in this prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

DESCRIPTION OF THE PLANS

The following is a description in question and answer form of the Plans, but is qualified in its entirety by the terms of the Plans. In the event of any conflict between the terms of the Plans and this description, the terms of the Plans will prevail.

We adopted an NMO Deferred Stock Compensation Plan for each of the years 1998 through 2006. Each plan is referred to individually as the "1998 Plan," the "1999 Plan," etc., as applicable, and, collectively, all of the plans are referred to as the "Plans." Unless otherwise stated, the answers below apply to the Plans.

What is the purpose of the Plans?

        The Plans are intended to advance the interests of us and our agency force by encouraging and enabling selected agents and brokers who solicit business on behalf of us and American Equity Life to acquire an interest in the operation and growth of the Company in the form of stock credits payable in the form of our common stock upon their attainment of specified production goals as a means of assuring their maximum effort and continued association with us.

When did each Plan become effective?

        Each Plan became effective on January 1 of the applicable Plan year and ended on December 31 of the applicable Plan year, except that with respect to the 1998 Plan, the Plan became effective on October 1, 1997 and ended on December 31, 1998 (with respect to each Plan, the "Qualification Period").

Who was eligible to participate in the Plans?

        The Plans were available to each independent agent and broker who (i) at all times during the applicable Qualification Period, had a valid agency agreement with American Equity Life under which the agent or broker was classified as a National Marketing Organization ("NMO") within American Equity Life's hierarchy of agents and (ii) met a minimum production level, as specified in the applicable Plan (each, a "Participant").

How were stock credits awarded under the Plans?

        Participants received stock credits based on the value of the Company's common stock as of the final trading day of the Qualification Period (except the valuation date for the 1998 Plan was on the first day of the Qualification Period, and for the 1999, 2000, 2001 and 2002 Plans, the valuation dates were January 4, 1999; February 28, 2000; March 9, 2001; and June 6, 2002, respectively), provided that the Participant attained a specified level of "production" (as defined under the Plans) and, solely with respect to the 1998 Plan, a specified level of recruitment.

Who administers the Plans?

        The Plans are administered by the Board. Under the 2005 and 2006 Plans, subject to the provisions of those Plans, the Board has full power and authority to interpret, construe and administer the Plans, and to make all other determinations deemed necessary or advisable for the administration of the Plans.

        In addition to such other rights of indemnification that members of the Board may have as directors, under the 2005 and 2006 Plans, no member of the Board shall be liable to any person for any action taken or omitted in connection with the interpretation and administration of the Plans unless attributable to the Board member's own willful misconduct or lack of good faith.

How many shares of our common stock are reserved for issuance under the Plans?

        The maximum number of shares of our common stock that may be issued under the Plans is 3,240,495, subject to adjustment in certain circumstances, as described below.

When do the stock credits vest?

        A Participant who satisfies the minimum requirements set forth in the applicable Plan becomes vested in his or her stock credits as to 25% beginning on January 1 of the year immediately following the end of the applicable Qualification Period, with the remaining 75% vesting over an additional four year period (each four year period is referred to as the "Vesting Period") during which the amount vested in any one year during the Vesting Period is limited to 25%; provided that a Participant's stock credits will not vest in any particular year during which the Participant has not satisfied the minimum production requirements set forth in the applicable Plan for that year. In the event of the Participant's death or disability, the Participant automatically becomes 100% vested in his or her stock credits.

When will the stock be distributed?

        The 2006, 2000, 1999 and 1998 Plans.    Within 90 days after the occurrence of the earlier of (a) the expiration of five years after the end of the Vesting Period or (b) the Participant's death or disability, we will issue and distribute to the Participant, or the Participant's designated beneficiary, the number of vested shares of common stock that are due to such Participant.

        The 2005, 2004, 2003, 2002 and 2001 Plans.    Within 90 days after the occurrence of the earlier of (a) the expiration of five years after the end of the Vesting Period; (b) a determination by the Board; or (c) the Participant's death or disability, we will issue and distribute to the Participant, or the Participant's designated beneficiary, the number of vested shares of common stock that are due to such Participant.

What happens if there is a stock split or stock dividend?

        In the event of any change in our outstanding common stock by reason of any stock split, stock dividend or other similar change in capitalization, the Board will, in its discretion and to the extent necessary to compensate for the effect of such transaction or change, adjust each Participant's stock credits and applicable rate of distribution to maintain the Participant's proportionate amount of stock credit in an amount and at a value equivalent to that which would have been distributable prior to the applicable change in capitalization.

Who may receive a stock distribution other than Participants?

        Stock credits are not transferable or assignable other than by will or the laws of descent and distribution. In the event of death of the Participant, his or her stock credits will automatically vest and the underlying common stock will be distributed to the Participant's designated beneficiary.

Is the Participant's status as an independent contractor affected by holding a stock credit?

        No. The Plans do not change the independent contractor status of the Participant as to the Participant's relationship with us and American Equity Life. Nor shall the Plans be interpreted as altering in any manner the contractual relationship the Participant has entered into with us separate from the Plans.

Are the Plans funded?

        No. However, we have created a grantor trust that is designed to hold common stock to satisfy our obligations under the Plans. The stock held in the trust is included as part of our common stock that is issued and outstanding. Any rights of the Participants are unsecured contractual rights of Participants and their beneficiaries, and all of the assets held by the trust are subject to the claims of our general creditors in the event of insolvency. All rights associated with the common stock held in the trust are exercised by the trustee or the person designated by the trustee and may not be exercised by or vest with the Participants. Voting rights and dividends with respect to the common stock held in the trust are exercised by, or vest with, us.

Do Participants have rights to the assets of the Company?

        No. Participants' status with respect to any amounts due to Participants under the Plans is that of a general creditor, and Participants do not have any rights to any assets of the Company.

May the Plans be amended or terminated?

        Yes, the Plans may be amended or revoked by the Board at any time upon written notice to the Participants, but any amendment may not impair Participants' vested rights under the Plans.

Does a holder of a stock credit have any rights as a shareholder?

        No.

Who is responsible for taxes or other withholding obligations with respect to the stock credits?

        Each Participant and/or Participant's heirs, executors or administrators is responsible for payment of all taxes of any kind, whenever such taxes may be imposed, on the value of the common stock to which the Participant may become entitled under the Plans.

What tax considerations affect stock credits?

        Set forth below is a discussion of certain federal tax consequences with respect to stock credits. This discussion is based on an analysis of the Internal Revenue Code of 1986, as amended, the Code, as currently in effect, existing laws, judicial decisions, administrative rulings and regulations, and proposed regulations, all of which are subject to change. In addition to being subject to the federal tax consequences described below, a Participant may also be subject to foreign, state, and local income or other tax consequences in the jurisdiction in which he works and/or resides. EACH PARTICIPANT IS URGED TO CONSULT HIS OR HER PERSONAL TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PLANS (OR ANY COMPONENT THEREOF), INCLUDING THE INCOME TAX CONSEQUENCES OF HOLDING A STOCK CREDIT AND SELLING THE SHARES ACQUIRED UPON DISTRIBUTION PURSUANT TO THE PLANS.

        To ensure compliance with Treasury Department Circular 230, the Participants are notified that: (a) any discussion of federal tax issues in this document is not intended or written to be relied upon, and cannot be relied upon by the Participant for the purpose of avoiding penalties that may be imposed on the Participant under the Code; and (b) such discussion is written as part of this disclosure, which is being used by us in connection with the promotion or marketing (within the meaning of Circular 230) of the transactions or matters addressed herein.

        The grant of non-qualified stock credits will not result in the recognition of taxable income for federal income tax purposes. When the stock is distributed pursuant to the Plans, a Participant generally will recognize, as ordinary income, the fair market value of the stock on the date of distribution. The shares acquired upon distribution will have a basis equal to their fair market value, and the holding period will commence on the day after the stock is received.

Are there any other considerations relating to ERISA or a Tax-Qualified Plan?

        The Plans are not qualified under Section 401(a) of the Code and are not subject to any provisions of the Employee Retirement Income Security Act of 1974 (referred to as "ERISA").

Are there any other considerations regarding the resale of shares issued?

        Shares of our common stock acquired upon distribution or otherwise relating to a stock credit pursuant to the Plans may be sold publicly. However, shares owned by persons who may be deemed to be our "affiliates" as defined in the rules of the Securities and Exchange Commission under the Securities Act of 1933 may not be re-offered or resold except pursuant to another exemption from registration under the Securities Act of 1933.

USE OF PROCEEDS

        Neither we nor the trustee will receive any proceeds from the distribution of the common stock offered by this prospectus, and we will bear all expenses incident to registration of the common stock.

LEGAL MATTERS

        Certain legal matters regarding the securities will be passed upon for us by Wendy L. Carlson, our General Counsel. Ms. Carlson is a full-time employee and officer of our company, and she is currently the beneficial owner of 255,625 shares of our common stock which includes options to purchase 157,500 shares of our common stock.

EXPERTS

        Our consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2007, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, which report is incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2007 financial statements states the Company has adopted American Institute of Certified Public Accountants Statement of Position 05-01, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges in Insurance Contracts, effective January 1, 2007, Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109, effective January 1, 2007, and in 2006 the Company adopted Securities and Exchange Commission Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.

        The audit report on the effectiveness of internal control over financial reporting as of December 31, 2007, expresses an opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2007 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that a material weakness exists at December 31, 2007, in the Company's internal control over accounting for policy benefit reserves for index annuities in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important business and financial information to you that is not included in or delivered with this prospectus by referring you to publicly filed documents that contain the omitted information.

        You may read and copy the information that we incorporate by reference in this prospectus as well as other reports, proxy statements and other information that we file with the SEC at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information that registrants, such as us, file electronically with the SEC. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: Shareholder Relations, American Equity Investment Life Holding Company, 5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266, Attention Shareholder Relations, (515) 221-0002. These reports, proxy statements and other information may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus is accurate as of any date other than the date such information is presented, or, with respect to information incorporated by reference from reports or documents filed with the SEC, as of the date such report or document was filed. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC's website or at the SEC offices referred to above. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

        Rather than include certain information in this prospectus that we have already included in documents filed with the SEC, we are incorporating this information by reference, which means that we are disclosing important information to you by referring to those publicly filed documents that contain the information. The information incorporated by reference is considered to be part of this prospectus. Accordingly, we incorporate by reference the following documents filed with the SEC by us:

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  Our Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 14, 2008; and

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  The description of the common stock which is contained in a registration statement on Form 8-A filed on November 26, 2003 (File No. 001-31911) under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

        We also incorporate by reference any future filings (other than information furnished under Item 2.02 or 7.01 of any Current Report on Form 8-K) we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (1) after the date of this prospectus and (2) until all of the securities to which this prospectus relates are sold or the offering is otherwise terminated. Our subsequent filings with the SEC will automatically update and supersede information in this prospectus.

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TABLE OF CONTENTS
AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
DESCRIPTION OF THE PLANS
USE OF PROCEEDS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION